LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2014	4,252	$ 4,252	$ -	$ 347,742	$ 351,994
Purchase and retirement of stock	(74)	(74)	-	(39,430)	(39,504)
Net income	-	-	-	159,102	159,102
Balance at December 31, 2014	4,178	4,178	-	467,414	471,592
Purchase and retirement of stock	(76)	(76)	-	(40,427)	(40,503)
Net income	-	-	-	75,875	75,875
Balance at December 31, 2015	4,102	$ 4,102	$ -	$ 502,862	$ 506,964

The accompanying notes are an integral part of these financial statements.